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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: August 31, 2027 Estimated average burden hours per response…………1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-261436-03

Honda Auto Receivables 2023-1 Owner Trust

(Exact name of registrant as specified in its charter)

1919 Torrance Blvd., 5th Floor, Torrance, CA 90501 (310) 783-2070

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Honda Auto Receivables 2023-1 Owner Trust: 5.016% Asset Backed Notes, Class A-1; 5.22% Asset Backed Notes, Class A-2; 5.04% Asset Backed Notes, Class A-3; 4.97% Asset Backed Notes, Class A-4.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:          None

Pursuant to the requirements of the Securities Exchange Act of 1934 Honda Auto Receivables 2023-1 Owner Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 27, 2026	By:	/s/ Masaharu Hirose

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.